FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of October, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on the audit of interim financial statements of 2007 of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant in English on October 31, 2007.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

AUDIT OF THE INTERIM FINANCIAL STATEMENTS OF 2007

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

China Huaneng Group (“Huaneng Group”), a shareholder of the Company, plans to issue short term commercial papers (“Short Term Commercial Papers”) in China in the near future. In order to implement the issue of the Short Term Commercial Papers, Huaneng Group has engaged the Beijing Branch Office of PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd. (“PwC Beijing Branch Office”) to audit the financial statements of the Company for the six month period ended 30 June 2007 (“Interim Financial Statements of 2007 of the Company”). PwC Beijing Branch Office has already submitted to Huaneng Group a standard unqualified audit opinion on the Interim Financial Statements of 2007 of the Company. The relevant financial figures in the audited Interim Financial Statements of 2007 of the Company do not have any differences compared with the financial figures as shown in the unaudited financial statements for the six months ended 30 June 2007 of the Company contained in the Company's interim report for the period of the 1st half of 2007, as announced on 15 August 2007.

Please refer to the website of the Shanghai Stock Exchange for the Interim Financial Statements of 2007 of the Company as audited by PWC Beijing Branch Office and the standard unqualified audit opinion on the Interim Financial Statements of 2007 of the Company issued by PWC Beijing Branch Office.

By Order of the Board Huang Jian Company Secretary

As at the date of this announcement, the Board comprises:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

Beijing, the PRC
31 October 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Jian

Name: Huang Jian

Title: Company Secretary

Date:    October 31, 2007

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